

19008274

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbridge Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5200 Town Center Circle Tower One STE 306
(No. and Street)

Boca Raton (City) FL (State) 33486 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert P. Spitler 954-278-8119
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett & Webb P.A.
(Name – *if individual, state last, first, middle name*)

1901 South Congress Ave. STE 110 (Address) Boynton Beach (City) FL (State) 33426 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert P. Spitler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbridge Securities Corporation, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


DONNA R TROCHE
State of Florida-Notary Public
Commission # GG 259289
My Commission Expires
September 17, 2022

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LW LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Newbridge Securities Corporation
(A wholly owned subsidiary of Newbridge Financial, Inc.):

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Newbridge Securities Corporation as of December 31, 2018 and the related statement of operations, changes in member equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Newbridge Securities Corporation as of December 31, 2018, and the results of its operations and its cash flow the year then ended in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has a large accumulated deficit and negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of Newbridge Securities Corporation's management. Our responsibility is to express an opinion on Newbridge Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Newbridge Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in the Computation of net capital Under SEC Rule 15c3-1, Computation Basic net capital requirement under SEC Rule 15c3-1 and Computation of aggregate indebtedness under SEC Rule 15c3-1 and the reconciliation between audited and unaudited net capital has been subjected to audit procedures performed in conjunction with the audit of Newbridge Securities Corporation's financial statements. The supplemental information is the responsibility of Newbridge Securities Corporation management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying

accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liggett & Webb, P.A.

Liggett & Webb, P.A.,
Certified Public Accountants
We have served as the Newbridge Securities Corporation's auditor since 2012.
Boynton Beach, Florida
March 6, 2019

NEWBRIDGE SECURITIES CORPORATION

(A WHOLLY OWNED SUBSIDIARY OF NEWBRIDGE FINANCIAL, INC.)

REPORT PURSUANT TO RULE 17A-5

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEWBRIDGE SECURITIES CORPORATION

(A WHOLLY OWNED SUBSIDIARY OF NEWBRIDGE FINANCIAL, INC.)

CONTENTS

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

CURRENT ASSETS		
Cash	$	1,374,356
Deposit held at clearing broker		125,857
Cash held in accounts at clearing broker		117,847
Receivable from clearing broker		1,075,967
Securities at market value		171,862
Current portion of loans receivable, less allowance for doubtful accounts of $122,393		83,000
Employee advances and non-allowable accounts receivable		12,825
Interest Receivable		13,682
Prepaid expenses		81,325
TOTAL CURRENT ASSETS		3,056,721
Employee advances and non-allowable accounts receivable, net of current portion		20,358
Property & equipment, net of accumulated depreciation		3,158
Loans receivable, net of current portion		125,583
TOTAL ASSETS	$	3,205,820

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES		
Payable to clearing broker	$	12,670
Accounts payable, accrued expenses, and other liabilities		831,982
Commissions payable		1,230,192
Current portion of subordinated borrowings		133,333
TOTAL CURRENT LIABILITIES		2,208,177
SUBORDINATED BORROWINGS, NET OF CURRENT PORTION		266,667
TOTAL LIABILITIES		2,474,844
CONTINGENCIES (NOTE 11)		
SHAREHOLDER'S EQUITY		
Common stock--Class A--no par value, 5,000 shares authorized, issued and outstanding		4,981,977
Common stock--Class B--no par value, 25,000 shares authorized, 20,125 shares issued and outstanding		4,375,000
Accumulated deficit		(8,626,001)
TOTAL SHAREHOLDER'S EQUITY		730,976
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	3,205,820

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES:		
Brokerage Commissions	$	27,366,472
Investment banking, underwriting and consulting income		1,245,573
Private placement income		1,000,633
Trading income		406,278
Interest		404,706
Firm commission		1,490,352
Corporate product marketing and due diligence fees		683,899
Other revenue		184,657
TOTAL REVENUES		32,782,570
EXPENSES:		
Employee compensation and benefits		27,886,669
Clearing charges		626,645
Management fees		430,000
Communications		342,022
Customer settlements		894,691
Professional fees		877,554
Regulatory fees and expenses		189,144
Interest expense		41,922
Other operating expenses		1,374,066
TOTAL OPERATING EXPENSES		32,662,713
NET PROFIT BEFORE INCOME TAXES		119,857
Provision for Income Taxes		(11,364)
NET PROFIT	$	108,493

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the Year Ended December 31, 2018

	COMMON STOCK							
	CLASS A:		CLASS B:			ACCUMULATED		
	SHARES	AMOUNT	SHARES	AMOUNT		DEFICIT		TOTAL
Balance - January 1, 2018	5,000	$ 4,981,977	20,125	$ 4,375,000	$	(8,734,494)	$	622,483
Net Income	-	-	-	-		108,493		108,493
Balance December 31, 2018	**5,000**	**$ 4,981,977**	**20,125**	**$ 4,375,000**	**$**	**(8,626,001)**	**$**	**730,976**

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOW FROM OPERATING ACTIVITIES		
Net Profit	$	108,493
Adjustment to reconcile net profit to net cash produced by operating activities:		
Depreciation		2,721
Increase in provision for bad debt		26,500
Unrealized loss on securities		62,519
Stock compensation		(77,118)
Changes in operating assets and liabilities:		
Increase in deposits and cash at clearing broker		(10,411)
Decrease in receivable from clearing broker		651,548
Sale of securities held in investment account		13,430
Decrease in loans receivable		21,834
Increase in employee advances and accounts receivable		(30,983)
Increase in interest receivable		(965)
Increase in prepaid expenses		(12,286)
Increase in payable to clearing broker		2,571
Increase in accounts payable, accrued expenses and other liabilities		197,241
Decrease in commissions payable		(521,302)
Net cash provided by operating activities		433,792
CASH AT JANUARY 1, 2018		940,564
CASH AT DECEMBER 31, 2018	$	1,374,356

Supplemental disclosure of cash flow information

Cash paid during the year for:		
Income taxes	$	11,364
Interest	$	41,922

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2018

Subordinated borrowings at January 1, 2018	$	400,000
Subordinated borrowings at December 31, 2018	$	400,000

The accompanying notes are an integral part of these financial statements

NOTE 1 – BUSINESS AND ORGANIZATION

Incorporation

The Company was incorporated in Virginia on December 17, 1997 as Ludwig Investments, Inc. In 2000, Newbridge Financial, Inc. (formerly Financial Holdings & Investments Corp.) acquired the Company and renamed the Company Newbridge Securities Corporation. The Company is a wholly owned subsidiary of Newbridge Financial, Inc. (the "Parent"). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 as amended, and is a member of The Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Nature of business

The Company acts as an introducing broker through a fully disclosed clearing arrangement with a clearing broker-dealer. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits customer account activity statements to the Company's customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements and related notes are prepared in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

Revenue recognition

Brokerage and firm commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction in which the company is acting as an agent, the Company charges a commission. A portion of the commission is classified and disclosed as a Firm Commission (generally $29.95 per transaction) which is not included in the computation of the applicable registered representative's commission payout. Each time a customer enters into a buy or sell transaction in which the Company acts as a principal the Company recognizes a mark-up or mark-down along with the aforementioned Firm Commission. Brokerage commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The company receives certain fees referred to as 12-b1 trails from mutual fund companies subsequent to sales of shares in the fund. The amount of these trails is subject to fluctuation based upon market value and the customer holding duration of the asset.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Due to the uncertainty of amounts to be received, the Company recognizes mutual fund trail revenue upon receipt of trails from the fund sponsor. The Company believes that this is the appropriate date on which to recognize trail revenue.

Investment banking. Underwriting, consulting and private placement fees. The Company underwrites and places securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees and commissions arising from securities offerings in which the Company acts as an underwriter or placement agent. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting and placement transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. The Company provides advisory services on mergers and acquisitions along with assistance in planning for clients to obtain debt and equity financing. Revenue for advisory and consulting services is generally recognized at the point that performance under the agreement is performed.

Trading income. Net trading profits result from mark-ups and mark-downs in securities transactions entered into for the account of the Company. Some of these transactions may involve the Company taking a position in securities that may expose the company to losses. Net trading profits are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the pricing is agreed upon and the risks and rewards of ownership have been transferred to the Company.

Interest. The Company earns interest on debit balances held in margin accounts held by customers that have margin agreements which have been approved by the Company's compliance department. Interest income is recognized in the month that it is earned and that it is included on the monthly invoice from COR Clearing, LLC, the Company's fully disclosed correspondent clearing firm.

Corporate product due diligence fees, and direct alternative products, REITS and variable annuities. The Company buys certain products such as alternative investments, REITS and variable annuities for its customers directly from product sponsors. The Company receives commissions from these product sponsors in accordance with selling agreements entered into by the Company and the sponsor. The Company recognizes revenue for these commissions upon receipt of payment from the sponsor which generally occurs within thirty days of the submission of a purchase for the client. The Company believes that the date of receipt is the appropriate date to recognize these commission revenues since the revenue amounts

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

are unavailable and undefinable for the Company until funds and supporting documents are received. Commissions recognized in the current period are related to performance obligations that have been satisfied in either the current or prior periods.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing broker
Clearing broker receivables are commissions receivable that are uncollateralized trade obligations due under normal, trade terms that require payments within approximately 10 days of the month end. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with the Company's clearing broker and payments are remitted monthly. The Company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2018.

Valuation of securities owned
Securities owned use the fair market value as reported by stock exchanges and published quoted prices. Management considers these short-term investments as trading securities and any changes in the market value are recognized in operations.

Loans receivable and interest income
The Company records certain unearned payments to registered representatives as loans receivable. These loans are evidenced by promissory notes and are typically earned over time in accordance with the terms of the employment agreement and promissory note. The firm establishes a reserve for the remaining principal amount of any loan upon termination of the registered representative's employment regardless of the reason for termination or collectability of the remaining balance. The reserve amount is recorded as bad debt expense included in the statement of income. Any subsequent recoveries are credited to bad debt expense in the period of recovery. The company has reserved $122,393 as of December 31, 2018.

The promissory notes, referred to above, include a stated rate of simple interest of four percent (4%) annually. The Company's balance sheet reflects interest accrued on the

remaining principal balance of all loans receivable from active registered representatives as of December 31, 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Property and equipment

Property and equipment are carried at cost. Depreciation of property and equipment is calculated based upon the estimated useful lives of the assets, ranging from 5 to 7 years, at the time the assets were placed in service. Depreciation of leasehold improvements are based upon the shorter of the life of the improvement or the remaining term of the applicable office lease in place as of the date of completion of the improvement.

Income taxes

The Company files a consolidated income tax return with its Parent and other affiliated companies. The Company computes its income taxes on a separate return basis.

The Company evaluates uncertain tax positions under ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken, or expected to be taken, in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the statements of operations. Penalties would be recognized as a component of "General and administrative expenses."

The Company has no uncertain tax positions related to tax years that remain subject to examination by relevant tax authorities. The Company files income tax returns in the United States (federal) and in Florida and various other states and local jurisdictions. The Company is no longer subject to federal, state and local income tax examinations by tax authorities for years prior to 2013. As of December 31, 2018, no liability for unrecognized tax benefits was required to be recorded, and no change in assessment is expected within the next 12 month

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Statement of cash flows
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, purchased with original maturities of less that ninety days, and are not held for sale in the ordinary course of business. The Company held no cash equivalents as of December 31, 2018.

Recently issued accounting standards
The Company has considered recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC in the preparation of its 2018 financial statements. The Company believes that is has included appropriate disclosures related to revenue recognition as required by ASC 606.

In February 2016, the FASB issued accounting standard update ("ASU") No. 2016-02, "Leases (Topic 842)", ("ASU 2016-02"). This ASU requires that an entity should recognize assets and liabilities for leases with a maximum possible term of more than 12 months. A lessee would recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the leased asset (the underlying asset) for the least term. This guidance also provides accounting updates with respect to lessor accounting under a lease arrangement. This new lease guidance is effective for fiscal years beginning after December 15, 2018. Entities have the option of using either a full retrospective or a modified approach (cumulative effect adjustment in period of adoption) to adopt the new guidance. Early adoption is permitted for all entities. The Company has implemented this standard for the fiscal year beginning January 1, 2019. Disclosures related to this standard are provided in Note 14.

NOTE 3 – GOING CONCERN

Despite recognizing a net profit of $108,493 for the year ended December, 31 2018, the Company has incurred recurring losses and net use of cash in operations during much of its existence. As of December 31, 2018, the Company has an accumulated deficit of $8,626,001. Net cash provided by operations was $433,792 for the year ended December 31, 2018.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management believes that the Company's operating results for the year ended December 31, 2018 reflect the actions taken early in the year to obtain additional funding and implement a strategic plan that provides the opportunity for the Company to continue as a going concern.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment are summarized by major classifications as follows:

	Cost	Method	Life
Furniture and Fixtures	$253,624	Double Declining	7 Years
Computers & Equipment	505,480	Double Declining	5 Years
Software	107,550	Straight Line	5 Years
Leasehold Improvements	27,439	Straight Line	7 Years
	$894,093		
Less:			
Accumulated depreciation	890,935		
	$ 3,158		

Total depreciation expense amounted to $2,721 for the year ended December 31, 2018 and is included in other operating expenses.

NOTE 5 – FAIR VALUE

The cost of certain financial instruments of the Company approximates fair value because of their short maturities. The financial instruments includes cash, accounts receivable, loans receivable, commission payable, and other accrued liabilities. The Company measures and reports fair value in accordance with ASC 820, "Fair Value Measurements and Disclosure." ASC 820 defines fair value as establishing a frame work for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value investments.

Fair value, as defined in ASC 820, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset should reflect its highest and best use by market participants, principal (or most advantageous) markets, and an in-use or in-exchange valuation premise. The fair value of a liability should reflect the risk of non-performance, which includes, among other things, the Company's credit risk.

Valuation techniques are generally classified into three categories: the market approach; the income approach; and the cost approach. The selection and application of one or more of the techniques may require significant judgment and are primarily dependent upon the characteristics of the asset or liability, and the quality and availability of inputs. Valuation techniques used to measure fair value under ASC 820 also provides fair value hierarchy for inputs and resulting measurement as follows:

Level 1
Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

NOTE 5 – FAIR VALUE – (continued)

Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data from substantially the full term of the assets or liabilities; and

Level 3
Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair values.

Fair value measurements are required to be disclosed by the Level within the fair value hierarchy in which the fair value measurements in their entirety fall. Fair value measurements using significant unobservable inputs (in Level 3 measurements) are subject to expanded disclosure requirements including a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following: (i) total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings, and a description of where those gains or losses included in earnings are presented in the statement of operations.

Total unrealized gains related to the trading securities held as of December 31, 2018 amounted to $8,879 for the year ended December 31, 2018 and are included in trading income. Total unrealized losses related to the proprietary securities held as of December 31, 2018 amounted to ($24) for the year ended December 31, 2018 and are included in trading income.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

	December 31, 2018			
	Total	Level 1	Level 2	Level 3
Assets				
Securities				
Equities	$171,862	$ 6,122	$ 66,633	$ 99,107
Bonds	-	-	-	-
Total assets at fair value	$171,862	$ 6,122	$ 66,633	$ 99,107

NOTE 5 – FAIR VALUE – (continued)

The following table presents the reconciliation of beginning and ending balances of the fair value of assets held for the year ended December 31, 2018.

	Reconciliation of Level 3 Assets
Balance at January 1, 2018	$73,650
Unrealized loss on securities	(88,788)
Reclassification from Level 2 assets	37,127
Stock compensation	77,118
Ending value	$99,107

NOTE 6 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis. As of December 31, 2018, the ratio of aggregate indebtedness to net capital was 9.87:1 and net capital was $624,030 which exceeded the minimum net capital requirement by $213,238.

NOTE 7 – DEPOSIT WITH CLEARING BROKER

In accordance with the terms of its clearing arrangement, the Company is required to maintain a minimum balance of $125,000 in a deposit account retained by COR. The deposit account is interest earning, is held in the name of the Company, and the funds are not available for inclusion by COR in its computation of net capital or for other operating purposes.

NOTE 8 – RELATED PARTY TRANSACTIONS

In April, 2018, the Board of Directors of the Company voted unanimously to terminate a long standing agreement between the Company and Newbridge Financial, Inc. (sole shareholder and Parent Company), under which the Company paid a management fee to the Parent. The management fee was a mutually agreed upon amount and may not have represented the cost of obtaining the aforementioned items from an unrelated party. The management fees were paid for financial, consulting and administrative services, and for providing office facilities including furniture, fixtures, and equipment. The Company is virtually the sole user of the services that were included in the management fees and therefore, the Board of the Company elected to pay the invoice for these services directly from the Company.

NOTE 8 – RELATED PARTY TRANSACTIONS – (continued)

For the year ended December 31, 2018, the total management fee paid to the affiliate was $430,000 and no payments were made after March 29, 2018. The Company will be filing a consolidated income tax return with its affiliated group members for the year ended December 31, 2018.

Some of the officers of the Company are also the officers of the Parent and have a direct ownership interest in the Parent. During 2018, the Company paid $110,000 to a consulting firm owned by the owners of the parent. These payments are reflected in the Company's operating results in other operating expenses.

The Company's balance sheet includes an account receivable from one of its registered representatives in the amount of $32,358 as of December 31, 2018. The registered representative is employed by the Company in good standing and is repaying the Company through monthly payroll charges. The Company considers this receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2018

The Company elected to pay legal fees for a personal matter on behalf of one of its registered representatives in the amount of $14,264. This expense is reflected in the Company's operating results for the year ended December 31, 2018 within professional fees.

COR holds a forgivable subordinated note from the Company with a balance payable of $400,000 as of December 31, 2018. See Note 13 – Subordinated Borrowings and Note 16 – Subsequent Events.

NOTE 9 – CONCENTRATIONS

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

The Company's revenues are concentrated among amounts paid by COR Clearing, LLC. (COR). Total revenue received from COR was $25,943,134 for the year ended December 31, 2018. This amount represents approximately 79% of the Company's total revenue for the year ended December 31, 2018.

The Company maintains cash balances in several bank accounts that often exceed $250,000. Cash in any individual account in excess of $250,000 is not insured by the

NOTE 9 – CONCENTRATIONS – (continued)

FDIC and may be exposed to risk. At December 31, 2018, the Company had approximately $1,125,000 of cash that was not insured by the FDIC.

NOTE 10 – EMPLOYEE BENEFIT PLAN

After completing 60 days of employment, each Company employee is eligible to participate in a Section 401(k) plan ("the Plan") that the Parent sponsors. The Company did not make any discretionary matching contributions to the Plan during the year ended December 31, 2018. The Company is not required to contribute to the Plan.

NOTE 11 – CONTINGENCIES

At December 31, 2018, various customers have instituted arbitration proceedings against the Company. These claims result from the actions of registered representatives affiliated with the Company.

In one matter, the client and the Company have subsequently agreed to a settlement of $9,000 and the financial statements reflect an accrual liability of $9,000 for this matter. In another matter, the client and the Company have subsequently agreed to a settlement of $75,000. The client's registered representative, a former employee of the Company, paid $67,500 towards this settlement and the financial statements reflect an accrual liability of $7,500 for this matter

The Company has established liabilities for potential losses from customer arbitration hearings that have not been resolved. In establishing these liabilities, the Company's management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many arbitrations and lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. In addition, under the Newbridge Securities Corporation Registered Representatives contract, each registered representative has indemnified the Company for these claims and is responsible for covering costs in connection with these claims. The Company also carries an errors and omissions insurance policy and fidelity bond policy which may provide coverage for non-recoverable losses incurred as a result of these customer arbitrations.

As of December 31, 2018, the Company had accrued $626,962 for these unresolved matters. While we will vigorously defend ourselves in these matters and will assert insurance coverage and indemnification to the maximum extent possible, there can be no

NOTE 11 – CONTINGENCIES – (continued)

assurance that these arbitrations will not have a material adverse impact on our financial position.

If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined. The ultimate outcome of these matters could result in a loss of up to $4,087,038 in excess of the amount accrued. This potential additional loss has been added to the Company's computation of aggregate indebtedness included in the supplementary information pursuant to SEC Rule 17a-5.

NOTE 12 – EQUITY

The Company has two classes of common shares outstanding. Class A shares have no par value and do have voting rights. All Class A shares outstanding (5,000 shares) are held by the Parent. All Class B shares outstanding (20,125 shares) are held by the Parent. Class B shares have no par value and no voting rights.

NOTE 13 – SUBORDINATED BORROWINGS

The borrowings under the subordination agreement at December 31, 2018, are due to COR. The subordinated borrowings bear interest at 8 percent per annum, payable monthly, and such interest payments are current at December 31, 2018. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The terms of the extension agreement with COR also include a $400,000 subordinated loan to be forgiven over the life of the extension agreement. The loan was funded by COR and approved by FINRA on February 15, 2017. The note is forgivable in the amount of $133,333 on May 26, 2019, $133,333 on May 26, 2020 and $133,334 on November 26, 2020. The remaining principal balance as of December 31, 2018 is $400,000. The Company paid interest of $32,000 to COR during the year ended December 31, 2018 which is included in interest expense.

NOTE 14 – NON-CANCELLABLE LEASES

The Company pays the full amount of rent for the corporate office space that it occupies in Boca Raton, FL and Fort Lauderdale, FL. The office leases are in the name of Newbridge Financial, Inc., the Company's Parent but the Company requested and received direct billing from landlords as part of the election to discontinue its expense sharing agreement. See Note 8. The offices are leased under long-term non-

NOTE 14 – NON-CANCELLABLE LEASES – (continued)

cancellable agreements which contain rent escalation clauses. Security deposits are held by Newbridge Financial, Inc. and are not included in the Company's financial statements. The Boca Raton office lease began on January 30, 2010 and expires on January 30, 2020. The total minimum lease payments over the term of the lease amount to $3,722,100. The remaining minimum lease payments as of December 31, 2018 were $444,088. The Fort Lauderdale office lease was amended on October 15, 2014 and expires on November 30, 2022. The total minimum lease payments over the term of the lease were $882,421. The remaining minimum lease payments as of December 31, 2018 were $439,380.

Rent expense incurred under all office leases for the year ended December 31, 2018 was $662,338. Rent incurred under equipment operating leases for the year ended December 31, 2018 was $78,332. Applicable office and operating leases were entered into by the Parent Company and have been paid directly by The Company since the discontinuation of the expense sharing agreement in March, 2018.

The Company has no capital lease obligations as of December 31, 2018.

Future minimum lease commitments due for facilities and equipment leases under non-cancellable agreements as of December 31, 2018 are as follows:

	Office Leases	Operating Leases
2019	$ 524,420	$ 32,592
2020	152,178	32,592
2021	121,396	24,444
2022	113,895	-
Total minimum lease payments	$ 911,889	$ 89,628

NOTE 15 – INCOME TAXES

The provision (benefit) for income taxes from continued operations for the year ended December 31, 2018 consist of the following:

Current:	
Federal	$ -
State	11,364
	11,364
Deferred:	
Federal	$ 11,420
State	-
	22,784

NOTE 15 – INCOME TAXES – (continued)

Provision from the operating Loss	(11,420)
Provision (benefit) for income Taxes, net	$ 11,364

The difference between income tax expense computed by applying the federal statutory corporate tax rate and actual income tax expense is as follows:

Statutory federal income tax rate	10.53%
State income taxes and other	10.47%
Combined statutory income tax rate	21.00%
Valuation allowance	(10.53%)
Effective tax rate	10.47%

Deferred income taxes result from temporary differences in the recognition of income and expenses for the financial reporting purposes and for tax purposes. The tax effect of these temporary differences representing deferred tax asset and liabilities result principally from the following:

Net operating loss	$1,286,780
Valuation allowance	(1,286,780)
Deferred income tax asset	$ -

The Company has a net operating loss carry forward of approximately $5,895,000 available to offset future income through 2038.

A deferred tax liability and a decrease in the valuation allowance in the amount of $11,420 has been recorded to recognize Federal and Florida income tax expense for financial-reporting purposes at December 31, 2018. This deferred tax asset is offset by a valuation allowance in the same amount because the Company believes it is likely that future benefits will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased. The Company's Federal and State net operating loss carry-forwards for financial-reporting purposes will expire in various years through 2038.

The tax provisions or benefits differ from amounts that would be calculated by applying federal statutory rates to income or loss before income taxes because the Company and its Parent are subject to both state and federal income taxes.

NOTE 16 – DIVIDENDS

The Company did not declare or pay any dividends on common shares during the year ended December 31, 2018.

NOTE 17 – SUBSEQUENT EVENTS

In preparing the draft financial statements, the Company has evaluated events and transactions for potential recognition or disclose through March 1, 2019, the date the draft financial statements were issued.

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE I - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL

Total shareholder's equity			$	730,976
Additions:				
Liabilities subordinated to claims of general creditors				400,000
Total capital and allowable subordinated liabilities				1,130,976
Deductions and/or charges				
Nonallowable assets:				
Employee advances and non-allowable accounts receivable	$	12,825		
Current portion of loans reciavable, less allowance for doubtful accounts		83,000		
Non-allowable accounts receivable, net of currrent portion		20,358		
Accrued interest		13,682		
Prepaid expenses		81,325		
Property and equipment, net of accumulated depreciation		3,158		
Loans receivable, net of current portion		125,583		
Other decutions and/or charges - restricted equities		165,740		
Total Deductions and/or charges				505,671
Net capital before haircuts on securities positions				625,305
Less: Haircuts on securities				0
(computed where applicable, pursuant to rule 15c3-1(f))				
Haircut on trading and investment securities - stocks and money market funds		1,275		
Undue concentration		-		1,275
NET CAPITAL			$	624,030

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required (greater of a or b)	$	410,792
a. Minimum net capital required (6-2/3% of aggregate indebtedness)	$	410,792
b. Minimum dollar amount of net capital required	$	100,000
Excess Net Capital	$	213,238

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE II - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2018

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition				
Payable to clearing broker	$	12,670		
Accounts payable, accrued expenses and other liabilities		831,982		
Commissions payable		1,230,192		2,074,844
Items not included in statement of financial condition				
Contingencies				4,087,038
Total aggregate indebtedness			$	6,161,882
Ratio of aggregate indebtedness to net capital				9.87

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE III - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2018

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Liabilities and ownership equity) as filed for the year ended December 31, 2018 are as follows:

	Unaudited	Adjustments	Audited
Liabilities Included in Aggregate Indebtedness			
Increase in accounts payable, accrued expenses and other liabilities	$ 673,166	$ 158,815	$ 831,981
Commissions payable	1,230,192	-	1,230,192
Other liabilities included in aggregate indebtedness	12,670	-	12,670
	1,916,029	158,815	2,074,844
Non A.-I. Liabilities			
Liabilities subordinated to claims of general creditors	$ 400,000	$ -	$ 400,000
Other liabilities	-	-	-
	400,000	-	400,000
Total Liabilities	$ 2,316,029	$ 158,815	$ 2,474,844
Ownership Equity			
The effect of audit adjustments on retained earnings	(8,467,186)	(158,815)	(8,626,001)
Common Stock/APIC	9,356,977	-	9,356,977
	889,791	(158,815)	730,976
Total Liabilities and Ownership Equity	$ 3,205,820	$ -	$ 3,205,820

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE IV - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2018

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Computation of Net Capital) as filed for the period ended December 31, 2018 are as follows:

	Unaudited	Adjustments	Audited
Total Ownership Equity			
The effect of income adjustments on retained earnings	$ 889,791	$ (158,815)	$ 730,976
Additions			
Liabilities subordinated to claims of general creditors	400,000	-	400,000
Total Capital and allowable subordinated liabilities	1,289,791	(158,815)	1,130,976
Deductions and/or charges			
Non-Allowable Assets	$ 339,930	$ -	$ 339,930
Other Deductions	165,740	-	165,740
Haircuts	1,275	-	1,275
Total Deductions and/or charges	506,945	-	506,945
Net Capital	$ 782,846	$ (158,815)	$ 624,031

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE IV - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2018

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Computation of Net Capital) as filed for the period ended December 31, 2018 are as follows:

	Unaudited	Adjustments	Audited
Total Ownership Equity			
The effect of income adjustments on retained earnings	$ 889,791	$ (158,815)	$ 730,976
Additions			
Liabilities subordinated to claims of general creditors	400,000	-	400,000
Total Capital and allowable subordinated liabilities	1,289,791	(158,815)	1,130,976
Deductions and/or charges			
Non-Allowable Assets	$ 339,930	$ -	$ 339,930
Other Deductions	165,740	-	165,740
Haircuts	1,275	-	1,275
Total Deductions and/or charges	506,945	-	506,945
Net Capital	$ 782,846	$ (158,815)	$ 624,031

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE V - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2018

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Computation of Aggregate Indebtedness) as filed for the period ended December 31, 2018 are as follows:

	Unaudited	Adjustments	Audited
Total A.I. Liabilites from Statement of Financial Condition			
The effect of income adjustments on aggregate indebtedness	$ 1,916,028	$ 158,815	$ 2,074,843
Additions			
Other unrecorded amounts	5,077,460	(990,422)	4,087,038
Total Aggregate Indebtedness	$ 6,993,488	$ (831,607)	$ 6,161,881

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE VI - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2018

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Newbridge Securities Corporation qualified for exemption under subparagraph (k) (2) (ii) of the Rule.

The accompanying notes are an integral part of these financial statements

LIGGETT
& WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Newbridge Securities Corporation

(A wholly owned subsidiary Newbridge Financial, Inc.)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by Newbridge Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Newbridge Securities Corporation's compliance with the applicable instructions of Form SIPC-7.

Newbridge Securities Corporation's management is responsible for Newbridge Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2018 with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting year end balances, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting year end balances and supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants
Boynton Beach, Florida
March 6, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

52538 FINRA DEC
NEWBRIDGE SECURITIES CORPORATION
5200 TOWN CENTER CIRCLE TOWER 1 STE 306
BOCA RATON, FL 33486

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Robert P. Spitler 954-278-8119

2. A. General Assessment (item 2e from page 2) $41,923

B. Less payment made with SIPC-6 filed (**exclude interest**) (22,648)
08/14/2018
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 19,275

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $19,275

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $19,292

H. Overpayment carried forward $(17)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Newbridge Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 1st day of March, 2019.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$32,782,570
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,166,712
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	406,278
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	32,374
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Corp Product Due Diligence Fees & Unclaimed property receipt (Deductions in excess of $100,000 require documentation)	66,368
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $41,923	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $161,882	
Enter the greater of line (i) or (ii)	161,882
Total deductions	4,833,614
2d. SIPC Net Operating Revenues	$27,948,956
2e. General Assessment @ .0015	$41,923
	(to page 1, line 2.A.)

LW LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Newbridge Securities Corporation
(A wholly owned subsidiary of Newbridge Financial, Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule §15c3-3 Reserve requirements, in which (1) Newbridge Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Newbridge Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Newbridge Securities Corporation stated that Newbridge Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Newbridge Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Newbridge Securities Corporation 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liggett & Webb, P.A.

Boynton Beach, Florida
March 6, 2019